CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Preliminary Economic Assessment of the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” dated August 9, 2013.

I, Pierre Roy, residing at 2451 Avenue De Vitré, Quebec, Quebec, do hereby certify that:

1)	I am a Senior Metallurgist and Mineral Processing Specialist with the firm of Soutex Inc. (Soutex) with an office at 357 Jackson, Quebec, Quebec, Canada;
2)
I graduated with a Bachelor in Mining from Laval University, Canada in 1986 and with a Master of Science from Laval University, Canada in 1989. I have practiced my profession continuously since 1986 (including a master’s degree), and have been involved in mineral processing for a total of 25 years since my graduation from University. This has involved working in Canada. My experience is principally in ore processing and in environment management;

3)	I am a registered member of the “Ordre des Ingenieurs du Quebec” (OIQ#45201) and of the “Professional Engineers of Ontario”(PEO#100110987);
4)
I have personally inspected the subject project on February 16 to 18, 2011, on March 10, 2011 and on April 18 to 20, 2011. The purpose of the visits was related to the sub-sampling of the two bulk samples that were extracted from underground and a review of surface infrastructure was also done for the confirmation of the planned mineral processing facility implementation. An underground visit of the place where the bulk samples were taken from was also performed;

5)
I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am the co-author of this report and responsible for Sections 10.3, 11.3, 12, 13.12.2, 16, 24.7 and 25, and accept professional responsibility for those sections of this technical report;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)
Soutex Inc. was retained by Rubicon Minerals Corporation to prepare a technical audit of the Phoenix gold project. In conducting our audit, a gap analysis of project technical data was completed using CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Rubicon Minerals Corporation personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Rubicon Minerals Corporation or securities of Rubicon Minerals Corporation; and
12)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make the technical report not misleading.

Quebec, Quebec August 9, 2013	"Pierre Roy" (signed and sealed) Pierre Roy, PEng (PEO#100110987) Senior Metallurgist, Mineral Processing Specialist